EXHIBIT 5
                                                                       ---------


THIS LETTER OF TRANSMITTAL AND ELECTION FORM IS FOR USE ONLY IN CONJUNCTION WITH THE PLAN OF ARRANGEMENT INVOLVING PRECISION DRILLING CORPORATION, PRECISION DRILLING TRUST, PRECISION DRILLING LIMITED PARTNERSHIP, 1194312 ALBERTA LTD., 1195309 ALBERTA ULC, CERTAIN DIRECT AND INDIRECT WHOLLY-OWNED SUBSIDIARIES OF PRECISION DRILLING CORPORATION AND THE SECURITYHOLDERS OF PRECISION DRILLING CORPORATION

                     LETTER OF TRANSMITTAL AND ELECTION FORM

                          FOR HOLDERS OF COMMON SHARES
                                       OF
                         PRECISION DRILLING CORPORATION

PLEASE READ THE INSTRUCTIONS SET OUT BELOW CAREFULLY BEFORE COMPLETING THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

TO:        PRECISION DRILLING CORPORATION

AND TO:    PRECISION DRILLING TRUST

AND TO:    PRECISION DRILLING LIMITED PARTNERSHIP

AND TO:    COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITORY

This Letter of Transmittal and Election Form (the "LETTER OF TRANSMITTAL AND ELECTION FORM") is for use by holders of common shares ("COMMON SHARES") of Precision Drilling Corporation ("PRECISION") (referred to herein as "SHAREHOLDERS") in connection with the proposed arrangement (the "ARRANGEMENT") involving Precision, Precision Drilling Trust (the "TRUST"), Precision Drilling Limited Partnership ("PDLP"), 1194312 Alberta Ltd. (the "GENERAL PARTNER"), 1195309 Alberta ULC ("ACQUISITIONCO"), certain direct and indirect wholly-owned subsidiaries of Precision, the Shareholders and holders of options to acquire Common Shares pursuant to an Arrangement Agreement dated as of September 29, 2005, a copy of which is attached as Appendix C to the Information Circular ("INFORMATION CIRCULAR") of Precision dated October 3, 2005.

Pursuant to the Arrangement, Shareholders will be entitled to receive in exchange for each Common Share held (i) one Trust Unit, (ii) their pro-rata share of the Weatherford Shares and (iii) their pro-rata share of the Special Cash Payment. Taxable shareholders resident in Canada for the purposes of the INCOME TAX ACT (Canada) (the "TAX ACT") are alternatively entitled to receive, for each Common Share held, their pro-rata share of the Weatherford Shares and the Special Cash Payment and to elect to receive Exchangeable LP Units that are exchangeable without further consideration into Trust Units on a one-for-one basis. There are, however, a maximum number of Exchangeable LP Units issuable under the Arrangement and, if elections for Exchangeable LP Units exceed the maximum number available, the Exchangeable LP Units will be pro-rated among those electing.

Non-resident and tax-exempt shareholders are eligible to receive only Trust Units and their pro-rata share of the Weatherford Shares and the Special Cash Payment in exchange for their Common Shares.

CAPITALIZED TERMS USED BUT NOT DEFINED IN THIS LETTER OF TRANSMITTAL AND ELECTION FORM SHALL HAVE THE MEANINGS GIVEN TO THEM IN THE INFORMATION CIRCULAR.

The undersigned delivers to you the enclosed certificate(s) representing Common Shares to be exchanged pursuant to the within election in accordance with the Plan described in the Information Circular.

_____________________________________________________________________________________________

                         DESCRIPTION OF CERTIFICATES DEPOSITED
______________________ ____________________________________________ _________________________
                                                                     NUMBER OF COMMON SHARES
CERTIFICATE NUMBER(S)   NAME IN WHICH COMMON SHARES ARE REGISTERED        AS APPLICABLE
______________________ ____________________________________________ _________________________

______________________ ____________________________________________ _________________________

______________________ ____________________________________________ _________________________

______________________ ____________________________________________ _________________________

                                                             TOTAL:__________________________

      (IF SPACE IS NOT SUFFICIENT, PLEASE ATTACH A LIST IN THE ABOVE FORM)

________________________________________________________________________________

                                    ELECTION


Pursuant to the Arrangement, the undersigned holder of Common Shares hereby elects to receive on completion of the Arrangement (PLEASE CHECK ONE OR BOTH OF THE FOLLOWING OPTIONS, AND INDICATE THE NUMBER OF COMMON SHARES FOR WHICH YOU ARE MAKING THAT ELECTION AND IF YOU CHECK OPTION B, PLEASE PROVIDE THE INFORMATION REQUIRED IN BOXES D AND E):

  [_]    OPTION A - TRUST UNIT CONSIDERATION - one Trust Unit and pro-rata share of Weatherford Shares and Special Cash Payment for every Common Share deposited by the undersigned hereunder;

                                     _______________________
                                     Number of Common Shares
             AND/OR

  [_]    OPTION B - EXCHANGEABLE LP UNIT CONSIDERATION - Exchangeable  LP  Units
       and pro-rata share of Weatherford Shares and Special Cash Payment for every Common Share deposited by the undersigned hereunder.

                                     _______________________
                                     Number of Common Shares

IF YOU SELECT OPTION B YOU MUST COMPLETE BOXES D AND E OF THIS LETTER OF TRANSMITTAL AND ELECTION FORM.

NON-RESIDENT AND TAX-EXEMPT SHAREHOLDERS MUST ONLY SELECT OPTION A.

THE AGGREGATE NUMBER OF COMMON SHARES ATTRIBUTED TO THE ELECTIONS MUST EQUAL THE TOTAL NUMBER OF COMMON SHARES DEPOSITED.

________________________________________________________________________________

WHERE NO ELECTION IS MADE OR WHERE THE ELECTION IS NOT PROPERLY MADE, THE DEPOSITING SHAREHOLDERS, WHO ARE NOT DISSENTING SHAREHOLDERS, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE ON COMPLETION OF THE ARRANGEMENT OPTION A - TRUST UNIT CONSIDERATION FOR ALL OF THE COMMON SHARES DEPOSITED BY THE UNDERSIGNED HEREUNDER.

HOLDERS OF COMMON SHARES ARE URGED TO CONSULT THEIR TAX ADVISOR AS TO THEIR ELECTION.

MAXIMUM LIMIT OF EXCHANGEABLE LP UNITS

If the Electing Eligible Shareholders elect pursuant to Option B to take more Exchangeable LP Units than the Exchangeable LP Unit Limit, the number of Exchangeable LP Units to be issued to Electing Eligible Shareholders shall be reduced rateably on the basis more particularly set for in paragraph (g) of the Plan, and Electing Eligible Shareholders will receive Trust Units in lieu of Exchangeable LP Units to the extent that Exchangeable LP Units are requested but not provided due to that pro-rationing.

INFORMATION FOR ELIGIBLE SHAREHOLDERS WHO ELECT TO RECEIVE EXCHANGEABLE LP UNITS

By checking Box D under the heading "EXCHANGEABLE LP UNIT CERTIFICATION" and completing Box E under the heading "ADJUSTED COST BASE", the undersigned: (i) represents that the undersigned is a Resident; (ii) represents that the undersigned is not a Tax-Exempt; (iii) acknowledges that attached to this Letter of Transmittal and Election Form as Schedule "A" is the appropriate tax election under subsection 97(2) of the Tax Act; (iv) will send two (2) copies of the tax election attached as Schedule "A" to this Letter of Transmittal and Election Form, duly completed and executed in its capacity as the "transferor" thereunder, to PDLP so that they are received by PDLP no later than 90 days following the Effective Date; and (v) acknowledges that none of the addressees above (A) has made any representation as to the tax or other consequences of the Option B election, or (B) bears any responsibility for the completeness or accuracy of any form to be filed with any governmental authority in respect of this election or for the timely filing of such form (including any late filing penalties). With the exception of execution of the tax election and the filing of such tax election with the Canada Revenue Agency within 120 days of the Effective Date (provided that the undersigned otherwise complies with subparagraph (iv) above), compliance with the requirements for valid tax elections will be the sole responsibility of the Eligible Shareholder making the election. Accordingly, Precision, the Trust, PDLP and the Depository will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure of anyone to properly complete any election or properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

Eligible Shareholders are cautioned that the use of such an election may not be appropriate for all Eligible Shareholders. No opinion has been requested or obtained by Precision, PDLP or the Trust as to the tax consequences of such election to a particular Eligible Shareholder and none of Precision, PDLP or the Trust is providing any representation as to the tax consequences of such an election. Eligible Shareholders are urged to consult their own legal and tax advisors with respect to the consequences (tax and otherwise) associated with electing this alternative.

Unless otherwise indicated under Special Delivery Instructions on page 5 (in which case delivery should be made in accordance with those instructions), the certificates for Trust Units, Exchangeable LP Units and Weatherford Shares, as applicable, to which the undersigned is entitled will be forwarded to the undersigned, together with a cheque representing the undersigned's pro-rata share of the Special Cash Payment, at the address specified below the signature of the undersigned (or if no such address or delivery instructions are made, to the latest address of record on Precision's share register). If the Arrangement is not completed and the Arrangement Agreement is terminated or Precision terminates its obligations thereunder pursuant to its terms, the undersigned directs the Depository to return the enclosed certificate(s) in accordance with the instructions in the preceding sentence.

NON-REGISTERED HOLDERS OF COMMON SHARES SHOULD CONTACT THEIR NOMINEE (I.E. BROKER, TRUST COMPANY, BANK OR OTHER REGISTERED HOLDER) WHICH HOLDS THEIR COMMON SHARE CERTIFICATES ON THEIR BEHALF TO ARRANGE FOR THEIR EXCHANGE.

No fractions of Exchangeable LP Units or Weatherford Shares will be issued in exchange for Common Shares pursuant to the Arrangement. In lieu of any
fractional   Exchangeable  LP  Units  or  Weatherford  Shares,  each  registered
Shareholder otherwise entitled to a fraction of an Exchangeable LP Unit or Weatherford Share will have such entitlement rounded to the nearest whole number. If more than one certificate formerly representing Common Shares is surrendered for the account of the same holder, the number of Trust Units, Exchangeable LP Units and Weatherford Shares, as the case may be, for which such certificates have been surrendered shall be computed on the basis of the aggregate number of Common Shares represented by the certificates surrendered.

The undersigned:

1. represents and warrants that the undersigned is the legal owner of the above listed Common Shares, has good title to the rights represented by the above mentioned certificates, free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits, and has full power and authority to deliver such certificates;

2. represents and warrants that the information provided hereunder is true, accurate and complete as of the date hereof;

3. represents and warrants that the certificate(s) described below, together with any other certificates submitted with a separate Letter of Transmittal and Election Form as required by the attached instructions, represents all of the Common Shares owned by the undersigned;

4.       acknowledges receipt of the Information Circular dated October 3, 2005;

5. represents and warrants that the undersigned has full power and authority to make the elections herein and unless the undersigned shall have revoked this election by notice in writing given to the Depository not later than 5:00 p.m. (Calgary time) on the Election Deadline, as defined in Instruction 1, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Common Shares;

6. directs the Depository to issue or cause to be issued the Trust Units, Exchangeable LP Units and Weatherford Shares, as the case may be, to which the undersigned is entitled, together with a cheque (net of applicable withholding tax, if any) representing the undersigned's pro-rata share of the Special Cash Payment to the undersigned in the name indicated below, and to send the Trust Units, Exchangeable LP Units and Weatherford Shares, as the case may be, and such cheque to the address, or hold the same for pick-up, as indicated in this Letter of Transmittal and Election Form, unless otherwise indicated under Special Registration Instructions and Special Delivery Instructions on page 5;

7. covenants and agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of certificate(s) representing Common Shares for certificates representing Trust Units, Exchangeable LP Units and Weatherford Shares, as the case may be, to which the undersigned is entitled, and a cheque (net of applicable withholding tax, if any) representing the undersigned's pro-rata share of the Special Cash Payment;

8. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein; and

9. if applicable, authorizes the General Partner, as general partner of PDLP, to execute the appropriate tax election under subsection 97(2) of the Tax Act on behalf of each person who is a member of PDLP.

______________________________________________________       ___________________________________________________
                         BOX A                                                       BOX B
           SPECIAL REGISTRATION INSTRUCTIONS                             SPECIAL DELIVERY INSTRUCTIONS
                  (SEE INSTRUCTION 4)                                         (SEE INSTRUCTION 4)

To be completed only if the certificates for the Trust      To be  completed  only if the  certificates  for the
Units,  Exchangeable LP Units and Weatherford  Shares,      Trust Units,  Exchangeable  LP Units and Weatherford
as the  case  may be,  to  which  the  undersigned  is      Shares, as the case may be, to which the undersigned
entitled,  together with the cheque  representing  the      is entitled,  together with the cheque  representing
undersigned's  pro-rata  share  of  the  Special  Cash      the undersigned's pro-rata share of the Special Cash
Payment,  are  NOT to be  issued  in the  name  of the      Payment,  are to be  sent  to a name  or an  address
undersigned.                                                other than the name and  address of the  undersigned
                                                             specified below the signature of the undersigned.

In the Name of:_______________________________________       In the Name of:____________________________________
                  (please print)                                               (please print)

Address:______________________________________________       Address:___________________________________________

______________________________________________________       ___________________________________________________

______________________________________________________       ___________________________________________________
(include postal or zip code)                                 (include postal or zip code)

SIN/TIN:______________________________________________

______________________________________________________
Telephone Number (during business hours)
______________________________________________________       ___________________________________________________

______________________________________________________       ___________________________________________________

                         BOX C                                                       BOX D
                    HOLD FOR PICK-UP                                         EXCHANGEABLE LP UNIT
                  (SEE INSTRUCTION 4)                                            CERTIFICATION

[_]  Check  here if the  certificates  for  the  Trust       The Shareholder certifies that the Shareholder:
     Units,  Exchangeable  LP  Units  and  Weatherford
     Shares,   as  the  case  may  be,  to  which  the
     undersigned is entitled, together with the cheque       [_]  is a Resident; and
     representing the undersigned's  pro-rata share of
     the  Special  Cash  Payment,  are to be held  for       [_]  is not exempt from tax under Part I of the Tax
     pick-up at the office of the  Depository at which            Act.
     this Letter of  Transmittal  and Election Form is
     deposited.                                              ANY SHAREHOLDER  FAILING TO CHECK BOTH OF THE ABOVE
                                                             BOXES  WILL BE DEEMED TO HAVE  ELECTED  TO  RECEIVE
                                                             OPTION A - TRUST UNIT CONSIDERATION PURSUANT TO THE
                                                             ARRANGEMENT.
______________________________________________________       ___________________________________________________

________________________________________________________________________________________________________________

                                                       BOX E
                                                 ADJUSTED COST BASE
                                       (ONLY REQUIRED IF OPTION B IS CHOSEN)

The  adjusted  cost  base of the  Common  Shares  deposited  by the Shareholder hereunder pursuant to Option B -
Exchangeable LP Unit Consideration is: $ _______________________.

Number of Exchangeable LP Units requested: ___________________.
________________________________________________________________________________________________________________

________________________________________________________________________________________________________________

                                                       BOX F
                                              DECLARATION OF RESIDENCY

In accordance with the Tax Act, the Shareholder certifies that the Shareholder is a resident of:

      [_]    Canada

      [_]    United States of America

      [_]    Other Country _______________________________________ (please specify)

________________________________________________________________________________________________________________

Signature guaranteed by (if required under item 6 of the     Dated: _________________________, 2005
Instructions):


_____________________________________________              _____________________________________________________
Authorized Signature                                       Signature of Shareholder or Authorized
                                                           Representative (see items 5 and 7 of the
                                                           Instructions)

_____________________________________________              _____________________________________________________
Name of Guarantor (please print or type)                   Address of Shareholder


_____________________________________________              _____________________________________________________
Address of Guarantor (please print or type)


_____________________________________________              _____________________________________________________
                                                           Telephone Number of Shareholder


                                                           _____________________________________________________
                                                           Facsimile Number of Shareholder


                                                           _____________________________________________________
                                                           Social Insurance Number or U.S. Resident Taxpayer
                                                           Identification Number of Shareholder (must be
                                                           provided)

                                                           _____________________________________________________
                                                           Name of Shareholder (please print or type)

                                                           _____________________________________________________
                                                           Name of Authorized Representative, if applicable
                                                           (please print or type)

                                  INSTRUCTIONS
1.       ELECTIONS

         To receive Trust Unit Consideration or the Exchangeable LP Unit Consideration, holders of Common Shares must deposit with the Depository (at the address specified on the back page of this document) on or before 5:00 p.m. (Calgary time) on October 27, 2005 or, if the Meeting is adjourned or postponed, such time on the second to last Business Day immediately preceding the date of such adjourned or postponed Meeting (the "ELECTION DEADLINE"), a duly completed Letter of Transmittal and Election Form indicating the election to receive Trust Unit Consideration or the Exchangeable LP Unit Consideration for their Common Shares, together with the certificate(s) representing those Common Shares.

         WHERE NO ELECTION IS MADE OR WHERE THE ELECTION IS NOT PROPERLY MADE, THE DEPOSITING HOLDERS OF COMMON SHARES, WHO ARE NOT DISSENTING SHAREHOLDERS, WILL BE DEEMED TO HAVE ELECTED TO RECEIVE ON COMPLETION OF THE ARRANGEMENT OPTION A - TRUST UNIT CONSIDERATION FOR ALL OF THE COMMON SHARES DEPOSITED BY THE UNDERSIGNED HEREUNDER. HOLDERS OF COMMON SHARES ARE URGED TO CONSULT THEIR TAX ADVISOR AS TO THEIR ELECTION.

         If the Electing Eligible Shareholders elect pursuant to Option B to take more Exchangeable LP Units than the Exchangeable LP Unit Limit, the number of Exchangeable LP Units to be issued to Electing Eligible Shareholders shall be reduced rateably on the basis more particularly set for in paragraph (g) of the Plan and Electing Eligible Shareholders will receive Trust Units in lieu of Exchangeable LP Units to the extent that Exchangeable LP Units are requested but not provided due to that pro-rationing.

         HOLDERS OF COMMON SHARES WHO ARE NOT DISSENTING SHAREHOLDERS AND WHO DO NOT DEPOSIT WITH THE DEPOSITORY A DULY COMPLETED LETTER OF TRANSMITTAL AND ELECTION FORM ON OR BEFORE THE ELECTION DEADLINE AND OTHERWISE FAIL TO FULLY COMPLY WITH THE REQUIREMENTS OF THE LETTER OF TRANSMITTAL AND ELECTION FORM AND THESE INSTRUCTIONS IN RESPECT OF AN ELECTION TO RECEIVE EXCHANGEABLE LP UNIT CONSIDERATION WILL BE DEEMED TO HAVE ELECTED TO RECEIVE ON COMPLETION OF THE ARRANGEMENT THE TRUST UNIT CONSIDERATION FOR THEIR COMMON SHARES.

2.       NON-RESIDENT OR TAX-EXEMPT SHAREHOLDERS

         Holders of Common Shares who are not resident in Canada for purposes of the Tax Act or who are exempt from tax under Part I of the Tax Act cannot elect Option B - Exchangeable LP Unit Consideration. Those Shareholders may only receive Trust Units and their pro-rata share of the Weatherford Shares and Special Cash Payment. Holders of Common Shares who are not resident in Canada for purposes of the Tax Act or who are exempt from tax under Part I of the Tax Act must complete the Letter of Transmittal and Election Form and enclose the certificate(s) representing their Common Shares in order to receive Trust Units and their pro-rata share of the Weatherford Shares and Special Cash Payment.

3.       USE OF LETTER OF TRANSMITTAL AND ELECTION FORM

         (a) This Letter of Transmittal and Election Form (or a manually executed copy hereof) properly completed and signed as required by the instructions set forth below, together with accompanying certificates representing the Common Shares and all other documents required by the terms of the Plan and this Letter of Transmittal and Election Form must be received by the Depository at the office specified on the back page of this document.

         (b) The method used to deliver this Letter of Transmittal and Election Form and any accompanying certificates representing Common Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. It is recommended that the necessary documentation be hand delivered to the Depository at any of their offices specified on the back page of this document, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. Shareholders whose Common Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing those Common Shares.

4.       REGISTRATION AND DELIVERY INSTRUCTIONS

         The box entitled "Special Registration Instructions" should be completed if the certificates for the Trust Units, Exchangeable LP Units and Weatherford Shares, as the case may be, and the cheque to be issued pursuant to the Arrangement are to be issued in the name of a person other than the person signing the Letter of Transmittal and Election Form. The boxes entitled "Special Delivery Instructions" and "Hold for Pick-up", as applicable, should be completed if the certificates for the Trust Units, Exchangeable LP Units and Weatherford Shares, as the case may be, and the cheque to be issued pursuant to the Arrangement are to be: (a) sent to someone other than the person signing the Letter of Transmittal and Election Form or sent to the person signing the Letter of Transmittal and Election Form at an address other than that appearing below that person's signature; or (b) held by the Depository for pick-up. See also Instruction 6 below.

5.       SIGNATURES

         This Letter of Transmittal and Election Form must be completed and signed by the holder of Common Shares or by such holder's duly authorized representative (in accordance with Instruction 7 below).

         (a) If this Letter of Transmittal and Election Form is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal and Election Form.

         (b) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner(s) of the Common Shares, or if the Trust Units, Exchangeable LP Units and Weatherford Shares, as the case may be, and the cheque to be issued pursuant to the Arrangement are to be issued to a person other than the registered holder(s):

                  (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

                  (ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 6 below.

6.       GUARANTEE OF SIGNATURES

         If this Letter of Transmittal and Election Form is executed by a person other than the registered owner(s) of the Common Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depository (except that no guarantee is required if the signature is that of an Eligible Institution).

         An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

7.       FIDUCIARIES, REPRESENTATIVES AND AUTHORIZATIONS

         Where this Letter of Transmittal and Election Form or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of the authority to act. The
         Depository, at its discretion, may require additional evidence of authority or additional documentation.

8.       MISCELLANEOUS

         (a) If the space on this Letter of Transmittal and Election Form is insufficient to list all certificates for Common Shares, additional certificate numbers and number of Common Shares may be included on a separate signed list affixed to this Letter of Transmittal and Election Form.

         (b) If Common Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal and Election Form should be signed for each different registration.

         (c) No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal and Election Form (or a copy thereof) waive any right to receive any notice by the Depository.

         (d) The holder of the Common Shares covered by this Letter of Transmittal and Election Form hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

         (e) Additional copies of the Letter of Transmittal and Election Form may be obtained on request and without charge from the Depository at any of their offices at the addresses listed on the back page of this document.

9.       LOST CERTIFICATES

         If a share certificate has been lost or destroyed, this Letter of Transmittal and Election Form should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depository. The Depository will respond with the replacement requirements, which must be properly completed and returned prior to affecting the exchange. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depository so that they may contact you.

10.      EXTINCTION OF RIGHTS

         Any certificate formerly representing Common Shares that is not deposited with all other documents as required by this Letter of Transmittal and Election Form on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of the certificate formerly representing such Common Shares, to receive Trust Units or Exchangeable LP Units and any distributions with respect thereto shall be deemed to be surrendered to the Trust, together with all dividends or distributions thereon held for such holder.

11.      IRREGULARITIES

         All questions as to the amount of Common Shares to be accepted, pro-ration, the form of documentation and the validity, eligibility (including time of receipt), and acceptance of any deposit of Common Shares will be determined by Precision, in its sole discretion, which determination shall be final and binding on all parties. No deposit of Common Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Precision, the Depository or any other person is or will be under any duty to give notification of any defect or irregularity in deposits, nor will any of them incur any liability for failure to give such notice. Precision's interpretation of the terms and conditions will be final and binding on all parties.

         OFFICES OF THE DEPOSITORY, COMPUTERSHARE INVESTOR SERVICES INC.

                                     BY MAIL

                      Computershare Investor Services Inc.
                                  P.O. Box 7021
                             31 Adelaide Street East
                            Toronto, Ontario M5C 3H2
                          Attention: Corporate Actions

                       BY REGISTERED MAIL, HAND OR COURIER

               CALGARY                                    TORONTO

Computershare Investor Services Inc.        Computershare Investor Services Inc.
           Watermark Tower                         100 University Avenue
  Suite 600, 530 - 8th Avenue S.W.                       9th Floor
      Calgary, Alberta T2P 3S8                    Toronto, Ontario M5J 2Y1
    Attention: Corporate Actions                Attention: Corporate Actions

                       Toll Free Telephone: 1-800-564-6253
                   E-mail: corporateactions@computershare.com

                                  SCHEDULE "A"

[GRAPHIC OMITTED] Canada Customs          Agence des douanes
                  and Revenue Agency      et du revenue du Canada

   ELECTION ON DISPOSITION OF PROPERTY BY A TAXPAYER TO A CANADIAN PARTNERSHIP

                                                                                            ________________________________________
O   For use by a taxpayer and a Canadian partnership (where the taxpayer is a member              DO NOT USE THIS AREA
    of the partnership immediately after the transfer) to jointly elect under subsection
    97(2).

O   File one completed copy of the election and related schedules (if any) as follows:
    -  by the taxpayer who is the sole transferor or, where the transferor is a partnership, by an authorized member of the partnership or, where the property being transferred is held in co-ownership, one copy by each co-owner;
    -  a list containing the name, address, and social insurance number or
       Business Number of each transferor and of each transferee (including each member of a transferor partnership and each member of a partnership which is itself a member of either the transferor or the transferee partnership);
    -  on or before the earlier date on which any party to the election has to file an income tax return for the taxation year in which the transaction occurred, taking into consideration any election under subsection 99(2)
       (due date);
    - at the tax centre where the transferor's income tax return is normally filed; and - separate from any tax returns. You may put it in the same envelope with a return,
       but do not insert it in or attach it to the return.                                  ________________________________________

O   Sections, subsections, and paragraphs on this form are from the INCOME
TAX ACT.

____________________________________________________________________________________________________________________________________
Name of taxpayer (transferor) (print)                                                  | Social insurance number or Business Number
                                                                                       |
_______________________________________________________________________________________|____|____|____|____|____|____|____|____|____
                                                                                                           | Postal Code
                                                                                                           |
____________________________________________________________________________________________________________________________________
Taxation year of    from       Year         Month     Day    to        Year        Month     Day    Tax services office
taxpayer
__________________|________|___________|____________|_____|______|____________|___________|_______|_________________________________


____________________________________________________________________________________________________________________________________
Name of partnership (transferee) (print)                                               | Business Number or Social insurance number
                                                                                       |
_______________________________________________________________________________________|____|____|____|____|____|____|____|____|____
                                                                                                           | Postal Code
                                                                                                           |
____________________________________________________________________________________________________________________________________
Taxation year of    from       Year         Month     Day    to        Year        Month     Day    Tax services office
partnership
__________________|________|___________|____________|_____|______|____________|___________|_______|_________________________________

____________________________________________________________________________________________________________________________________
Name of person to contact for more information                                         |  Area code    | Telephone number
                                                                                       |               |
_______________________________________________________________________________________|_______________|____________________________


    PENALTY FOR LATE-FILED AND AMENDED ELECTIONS
______________________________________________________________________________________ _____________________________________________
                                                                                                       DO NOT USE THIS AREA

An election that is filed after its due date is subject to a late-filing penalty. Form T2059 can be filed within 3 years after its due date if an estimate of the penalty is paid at the time of filing. Form T2059 can be amended or filed after the 3-year period, but in these situations, attach both an estimate of the penalty and a written submission for consideration by the Minister, explaining the reason why the election is amended or late.

                                                                                         ___________________________________________
Calculation of late-filing penalty

Fair market value of property transferred ..............  ----------------------

    Less:  agreed amount ...............................  ======================

    Difference .........................................  ======================  A

    Amount A ________________ x 1/4 x 1% x N*........  =  ----------------------  B

    $100 x N* .......................................  =  ======================  C

      __________________________________________________________________________

      *N represents the sum of each month or each part of a month in the period from the due date to the actual filing date. Amount C cannot exceed
      $8,000.
      __________________________________________________________________________

Late-filing penalty is the lesser of B and C above.....   ----------------------

Make cheque or money order payable to the Receiver General. Specify "T2059" on the remittance and indicate the name and social insurance number of the taxpayer
or Business Number if a corporation, whose account will be credited ............         Amount enclosed
                                                                                                            ------------------------

Unpaid amounts, including late-filing penalties are subject to daily compound interest at a prescribed rate.
____________________________________________________________________________________________________________________________________

 INFORMATION REQUIRED

____________________________________________________________________________________________________________________________________

On the opposite page, list, describe and state the fair market value of properties transferred.  The description and fair market value of the consideration received has to be shown opposite the related property transferred. Where the transferred property is a partnership  interest,  attach a schedule of the calculation of the adjusted cost base. If space on the form is  insufficient, attach schedules giving similar details. You have to designate the order of disposition of each depreciable property.  With this election, you do not have to file the following materials: schedules supporting this designation,  documentation relating to the responses to the  questions  below,  and a brief  summary of the method of  evaluating  the fair market  value of each  property transferred. However, you have to keep them as Canada Customs and Revenue Agency may ask to see them at a later date.

Is there a written agreement relating to this transfer?                                                           [_] yes  [_] no

Does a price adjustment clause involved apply to any of the properties?
(See Interpretation Bulletin IT-169 for details.)                                                                 [_] yes  [_] no

Is the taxpayer a non-residents of Canada?                                                                        [_] yes  [_] no

Are any of the transferred properties capital properties?                                                         [_] yes  [_] no

    If "yes,"
    -  have they been owned continuously since Valuation Day (V-Day)?                                             [_] yes  [_] no
    -  have they been acquired after V-Day in a transaction considered not to be at arm's length?                 [_] yes  [_] no
    -  since V-Day, has the taxpayer or any person from whom shares were acquired in a non-arm's length transaction received any subsection 83(1) dividends for the transferred shares?  (If yes, provide details
       of amount and dates received, and attach a schedule).                                                      [_] yes  [_] no

Is the agreed amount of any of the transferred properties based on an estimate of the fair market value on V-Day? [_] yes  [_] no

If "yes," does a formal documented V-Day value report exist?                                                      [_] yes  [_] no

Has an election under subsection 26(7) of the INCOME TAX APPLICATION RULES (Form T2076) been filed by or on
behalf of the taxpayer?                                                                                           [_] yes  [_] no

Where shares of the capital stock of a private corporation are included in the property disposed of, provide the following:

===================================================================================================================================
Name of corporation (print)                                            | Business Number          Paid-up capital of shares
                                                                       |                                 transferred
--------------------------------------------------------------- --- -- |---|----|---|---|----|---|----------------------------------


 INFORMATIVE NOTES

____________________________________________________________________________________________________________________________________

o    The rules for  subsection  97(2)  elections are complex.  Essential  information is contained in  Interpretation  Bulletins
     IT-169, IT-291 and IT-413.

o    For this  election to be  considered  valid,  you have to  complete  all  information  areas and answer all  questions.  If incomplete,  Canada  Customs and Revenue Agency will consider the election  invalid,  and  subsequent  submissions  will be subject to a late-filing penalty.

____________________________________________________________________________________________________________________________________

  PARTICULARS OF PROPERTY DISPOSED OF AND CONSIDERATION RECEIVED

--------------------------------------------------------------------------------------------------------------------------------
Date of sale or transfer of     |   Year        | Month |  Day   |NOTE: For properties sold or transferred on different dates
properties listed below:        |               |       |        |      use separate Form T2059.
--------------------------------|---|---|---|---|---|---|---|----|------------------------------------

-------------------------------------------------------- ----------- -------------- --------------------------------------------
                 Property disposed of                                                         Consideration received
--------------------------------------------------------                            --------------------------------------------
                                      Elected amount       Agreed    Amount to be
                                         limits*           amount    reported B-A       Description           Fair market
                  Description      ---------------------     B       (if greater                                 value
                                     Fair                             than 0, see
                                    market        A                     note 4)
                                    value
================================================================================================================================
   Capital     (Brief legal)                 (see note 1)
  property
  excluding
depreciable|
  property
-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------

-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------

-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------

-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------
 Depreciable   (Description and              (see note (2)
  property     prescribed class)
-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------

-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------

-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------
  Eligible     (Kind)                        (see note (3)
   capital
  property
-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------

-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------

-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------
  Inventory    (Kind)                        (cost
                                             amount)
-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------

-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------

-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------
  Resource     (Brief legal)                    nil
  Property
-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------
                                                nil
-------------- ------------------ ---------- ----------- ----------- -------------- ------------------------- ------------------
                                                nil
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
NOTES
1.  Adjusted cost base (subject to adjustment per section 53.)

2.  The lesser of undepreciated capital cost of all property of the class and the cost of the property.

3.  The less of 4/3 x cumulative  eligible  capital and the cost of the property.  Use "2" instead of "4/3" for dispositions in taxation years starting before July 1, 1988, in the case of a corporation or for  dispositions  in fiscal periods  starting before January 1, 1988, in any case.

4.  This amount is to be reported either as a capital gain or as income,  whichever  applies.  Also, in the case of depreciable property and eligible  capital  property,  a portion of the amount may have to be reported as a capital gain while  another portion of the amount may have to be reported as income.


* See Interpretation Bulletin IT-291 for an explanation of the limits.
________________________________________________________________________________________________________________________________



ELECTION AND CERTIFICATION
________________________________________________________________________________________________________________________________

The taxpayer and all member of the  partnership  hereby  jointly elect under section 97(20 in respect of the property  specified above and certify that the information given in this election,  and in any documents attached, is true, correct, and complete to the best of their knowledge.

_____________    _______________________________________________________   and    ______________________________________________
     Date        Signature of transferor or authorized signing officer*           Signature of authorized officer of transferee*

* Attach a copy of the authorized agreement.
________________________________________________________________________________________________________________________________